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Doubled WeFunder Goal

Doubled our Nestment WeFunder Goal - Last chance to participate!

Hi ,

Just wanted to share a few exciting notes before we wrap up our WeFunder.

We've raised 2x our initial WeFunder Goal
We are excited to announce we've hit our initial WeFunder goal of $250K and we just hit $500K with nearly 70% of our customers participating. Investments can be as small as $250 or as large as $25K we want to make sure all of our customers, partners and close family and friends have access.

Q1 2025 is looking great and the mission becomes more important each day
With first time homeownership at it's lowest rate ever this "missing middle" has grown to over 600K home transactions annually ($320bn) - but it's only fueled more desire and creative solutions to get to homeownership and we're leading that movement.

Q1 is expected to continue our trend of 70% average quarterly growth fueled by our home-buying accelerator NestGen and several key partnerships that reach millions of Americans.

Don't miss out on reserving your investment (link here)
We'll be closing up this community round by the end of month, so be sure to reserve your space and share with others.

Join us in helping solve a generational problem that represents a generational opportunity. Original WeFunder message below.

Best,
Niles

_____

We started Nestment two years ago and could have never predicted the growth we've seen or the media attention (CBS, WSJ, Money;,CNN, USA Today). Turns out that enabling creative solutions to home ownership is solving one of the largest issues in this country. Because of this we have the opportunity to build a generational company, and so many of our customers, partners, and friends have asked if they can invest. Our founding principle is build wealth, while creating community, so we're excited to launch a small community investment round.

Nestment partners with WeFunder (Link Here)

We've partnered with WeFunder to allow anyone to put $250- $50K into the company. We have to limit the amount we can take overall, so we're opening this first to our community. If we hit $250K we'll get the opportunity to market Nestment as a tool for all 2M of WeFunders customers, who are the perfect demographic.

In short it's a win-win-win:

- You get a chance to invest at a preferred valuation before our much larger Series A
- We get a chance to market Nestment to 2M potential customers
- We both get to build a generational company with our community at the forefront

What Airbnb was to hospitality, SoFi to student loans or Robinhood to stocks, Nestment will be to Home Ownership.

Excited to build together.



Niles

[redacted]

https://help.wefunder.com/testing-the-waters-legal-disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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WeFunder Customer v1

Exciting Opportunity for Nestment Customers!

Wanted to share the below to ensure our community has a chance to participate and benefit from Nestment's growth. Feel free to share with limited family and friends ~ Niles
————

We started Nestment two years ago and could have never predicted the growth we've seen or the media attention (CBS, WSJ, Money; CNN, USA Today are coming out soon). Turns out that enabling creative solutions to home ownership is solving one of the largest issues in this country. Because of this we have the opportunity to build a generational company, and so many of our customers, partners, and friends have asked if they can invest. Our founding principle is build wealth, while creating community, so we're excited to launch a small community investment round.

Nestment partners with WeFunder (Link Here)

We've partnered with WeFunder to allow anyone to put $250 - $50K into the company. We have to limit the amount we can take overall, so we're opening this first to our community. If we hit $250K we'll get the opportunity to market Nestment as a tool for all 2M of WeFunders customers, who are the perfect demographic.

In short it's a win-win-win:

- You get a chance to invest at a preferred valuation before our much larger Series A
- We get a chance to market Nestment to 2M potential customers
- We both get to build a generational company with our community at the forefront

Two next steps:

1. Click here to express your interest in the round (no money, just saving your place and amount)
2. As customers we would love to get your feedback on Nestment in this 3 min survey here

What Airbnb was to hospitality, SoFi to student loans or Robinhood to stocks, Nestment will be to Home Ownership.

Excited to build together.



Niles

[redacted]

https://help.wefunder.com/testing-the-waters-legal-disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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WeFunder Public Launch

Investment Opportunity in my company Nestment

Hi X,

I'm reaching out to share our community round with my close network. At Nestment we're building a generational company solving first-time homeownership for Gen Z and Millennials. Nestment has quickly become the go-to platform to enable creative solutions like house hacking, rent-vesting and co-buying. Five highlights from this past quarter.

- **Hair on Fire Problem:** First time homeownership has reached its lowest point ever (24% of transactions) this month, but desire to own is at it's highest
- **Rapid Growth:** Nearly $100M in transactions our first year growing 30% month over month
- **Profitable and Sustainable:** Profitable in Sept six months ahead of schedule
- **Widespread Media Attention:** Featured in CBS Mornings, WSJ, USA Today, and soon CNN
- **Deep Bench of Support:** Currently in Moderne Ventures ($500M proptech fund) accelerator

What we're most proud of is that over 70% of our customers are first time homebuyers and over 60% come from communities of color and/or first gen immigrants and we've launched the first ever home-buying accelerator - NestGen.

The Opportunity:
While we're in a great position to raise our Series A next year we're doing three things.

- Building a larger coalition and community of like minded investors (including 60% of customers)
- Raise a small amount of capital to accelerate our pace of growth to Series A
- Partner with WeFunder to reach their 2M subscribers in our target demographic

Here is the link for this community round. Whether it's as little as $250 or as much as $50K, I encourage you to watch the video, check out Nestment, and if it excites you as an opportunity we'd love to have you be a part of this journey.

Best,
Niles

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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WeFunder Partners and F&F v1

Exciting Opportunity for Nestment Partners!

XXX

We started Nestment two years ago and could have never predicted the growth we've seen or the media attention (CBS, WSJ, Money; CNN, USA Today are coming out soon). Turns out that enabling creative solutions to home ownership is solving one of the largest issues in this country. Because of this we have the opportunity to build a generational company, and so many of our customers, partners, and friends have asked if they can invest. Our founding principle is build wealth, while creating community, so we're excited to launch a small community investment round.

Nestment partners with WeFunder **(Link Here)**
We've partnered with WeFunder to allow anyone to put $250 - $50K into the company. We have to limit the amount we can take overall, so we're opening this first to our community. If we hit $250K we'll get the opportunity to market Nestment as a tool for all 2M of WeFunders customers, who are the perfect demographic.

In short it's a win-win-win:

- You get a chance to invest at a preferred valuation before our much larger Series A
- We get a chance to market Nestment to 2M potential customers
- We both get to build a generational company with our community at the forefront

Click here to express your interest in the round (no money, just saving your place)

What Airbnb was to hospitality, SoFi to student loans or Robinhood to stocks, Nestment will be to Home Ownership.

Excited to build together.



Niles

[redacted]

https://help.wefunder.com/testing-the-waters-legal-disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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WeFunder Unfunded Reservation

Your WeFunder Nestment Investment

Hi XX,

I'm the Co-Founder, CEO of Nestment and wanted to personally thank you for your investment in our community round.

We're reaching out because we are about to hit our major goal and **your WeFunder investment is still in "draft status"** meaning you haven't checked out. It won't be considered a reservation and count toward the early bird preferred valuation until you've checked out.

Note: When we hit our goal, Wefunder will help us file our Form C. Once that is complete, everyone who made a reservation will be emailed to confirm their reservation into an investment. When you do this, you can proceed with the payment method you choose, but no investment will be taken until that point.

So in short, if you want to be counted toward the WeFunder and the early bird terms, go into your WeFunder reservation over the next day or two and make sure you've checked out.

Excited to build this generational company with you and don't hesitate to reach out.

Best,
Niles

https://help.wefunder.com/testing-the-waters-legal-disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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WeFunder Existing Investors

An Opportunity for Nestment and our Investors!

XXX,

Coming off a great quarter in which we had our first profitable month six months ahead of projections, the launch of NestGen, and all the media attention (CBS Mornings, WSJ, Money, CNN, USA Today coming shortly) - we're starting to prepare for our Series A early next year (Q3 board doc here).

In the interim, we've come upon a unique opportunity to both accelerate growth heading into that fundraise, while also getting to market Nestment to 2M of our target demographic.

Through a partnership with WeFunder (Link Here) we can allow our customers, partners, and existing investors to invest in our company. We're limiting it to around $250K at the original SAFE note terms. It's a win-win-win:

- You get a chance to top-up your investment before the much higher Series A
- We get a chance to market Nestment to 2M potential customers in our target demographic
- We get to accelerate and live our principles of build wealth and community with this round.

We're hoping you can make a commitment to continue building a generational company as we believe what Airbnb was to hospitality, SoFi to student loans or Robinhood to stocks, Nestment will be to Home Ownership.

Click here to express your interest in the round (no money, just saving your place)

Best,



Niles

https://help.wefunder.com/testing-the-waters-legal-disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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